Exhibit 3.213

CERTIFICATE OF FORMATION

OF

ATLANTIC PRODUCTIONS LLC

1. The name of the limited liability company is “Atlantic Productions LLC”.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Atlantic Productions LLC this 31st day of October 2006.

/s/ Paul Robinson
Paul Robinson
Authorized Person